Cane Clark LLP				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: bclark@caneclark.com

November 1, 2005

UNITED STATES SECURITIES & EXCHANGE COMMISSION
Division of Corporation Finance
Mail Stop 3561
100 F. Street NE
Washington, D.C. 20549-7010

Attn:     Robert Burnett
      Staff Accountant

Re:    Oxford Media, Inc.
   Item 4.01 form 8-K filed October 21, 2005 as amended October 25, 2005
   File No. 0-51125

Dear Mr. Burnett:

We write on behalf of Oxford Media, Inc. (the “Company”) in response to Staff's letter of October 27, 2005 signed by Michael Moran, Branch Chief of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 8-K (the “Comment Letter”).

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

1. Your disclosure with respect to the former accoutnants' report only covers the report for the most recent year. Please revise to disclose the nature of the accountants’ reports for either of the past two years. See Item 304(a)(1)(ii) of Regulation S-B. In this regard we note that the report on the November 30, 2003 financial statements included a going concern modification. Please revise.

In response to this comment and following a conversation with Mr. Burnett, the Company revised its disclosure as requested in this comment.

2. Please revise to state if there were any disagreements with the former accountants for either of the past two years or the subsequent interim period through the date of dismissal. We do not believe it is appropriate to limit any disagreement to matters that arose in connection with audit; you should disclose disagreements that arose in connection with any work that the former auditors performed. Please revise to delete the limiting language or advise. See Item 304 (a)(1)(iv)(A) of Regulation S-B.

In response to this comment and following a conversation with Mr. Burnett, the Company revised its disclosure as requested in this comment.

Sincerely,

CANE CLARK LLP

/s/ Bryan R. Clark
Bryan R. Clark, Esq.

BRC/csj